Exhibit 99.1

To Our Stockholders:

We are pleased to send you the enclosed prospectus describing the Dividend Reinvestment Plan being offered by Farmers and Merchants Bancshares, Inc. The Plan provides eligible stockholders with a convenient way of investing cash dividends paid on shares of our common stock in additional shares of common stock. The date of the prospectus is [_____]. Please note that the Plan is not available to stockholders of record who resident in Arizona, California or Ohio. You do not need to take any action if you do not wish to enroll in the Plan.

The investment options offered under the Plan are:

•	Full Dividend Reinvestment - Reinvest dividends paid on all shares that you own.

•	Partial Dividend Reinvestment - Reinvest dividends paid on less than all shares that you own and continue to receive cash dividends on the other shares.

You may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer & Trust Company, LLC, Wall Street Station, P.O. Box 922, New York, NY 10269-0560.

All of us at Farmers and Merchants Bancshares, Inc. appreciate the confidence that you and our other investors have shown in our ability to provide an uncommon commitment to service and solutions for our customers, while at the same time meeting our investors’ expectations. We look forward to the opportunity to serve both your financial services needs and your wishes as a stockholder of Famers and Merchants Bancshares, Inc.

Sincerely yours,

/s/ James R. Bosley, Jr.

James R. Bosley, Jr.
President and Chief Executive Officer